UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2026

MEDICUS PHARMA LTD.
(Exact name of registrant as specified in its charter)

Ontario	001-42408	98-1778211
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Conshohocken State Road, Suite 200

Conshohocken, Pennsylvania, United States 19428

(Address of principal executive offices) (ZIP Code)

Registrant's telephone number, including area code: (610) 540-7515

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common shares, no par value	MDCX	NASDAQ Capital Market
Warrants, exercisable for common shares	MDCXW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On November 4, 2026, Medicus Pharma Ltd. (the "Company" or "Medicus") issued a press release announcing a non-binding letter of intent in connection with a potential business combination (the "Business Combination") of its wholly-owned subsidiary, Skinject, Inc. and an undisclosed special purpose acquisition company ("SPAC").

Furnished as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein are press releases issued in connection with the proposed business combination and related matters.

Important Information and Where To Find It

This Current Report on Form 8-K is provided for informational purposes only and contains information with respect to a potential Business Combination described herein. If the parties enter into definitive documentation regarding the Business Combination, it is anticipated that SPAC and/or Medicus will file relevant materials with the Securities and Exchange Commission (the "SEC"), including, as may be applicable, a registration statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing any Medicus definitive proxy statement with the SEC, Medicus will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at any applicable special shareholder meeting relating to the Business Combination. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT SPAC OR MEDICUS FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, MEDICUS, SKINJECT AND THE BUSINESS COMBINATION. Any definitive proxy statement, preliminary proxy statement and other relevant materials in connection with the transaction (if and when they become available), and any other documents filed by SPAC or Medicus with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov).

Participants in the Solicitation

Medicus, SkinJect and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Medicus' shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Medicus and SkinJect will be included in any proxy statement for the Business Combination and be available at www.sec.gov. Information about Medicus' directors and executive officers and their ownership of Medicus' common shares is set forth in Medicus' proxy statement for its 2026 annual general and special meeting of shareholders, filed with the SEC (File No. 001-42408) on May 4, 2026. Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge at the SEC's website (www.sec.gov).

The SPAC and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Medicus in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in any proxy statement for the proposed Business Combination when it becomes available.

Forward-Looking Statements

Certain information in this Current Report on Form 8-K constitutes "forward-looking statements" or "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws (collectively, "forward-looking statements"). "Forward-looking statements" are defined as disclosure regarding the anticipated terms, structure and timing of the Business Combination, the contemplated valuation of SkinJect®, the proposed concurrent equity financing, including the amount, terms and anticipated use of proceeds thereof, the ability of the parties to complete due diligence and to negotiate and execute definitive agreements, the anticipated capitalization and ownership of the combined company, including Medicus' intention to retain majority economic and voting ownership of the combined company, the satisfaction of the minimum-cash condition and other closing conditions, including receipt of required board and shareholder approvals, completion of applicable SEC filings and registration requirements and stock exchange listing approval, the anticipated filing with the SEC of a registration statement on Form S-4 and a proxy statement/prospectus, the anticipated completion of the proposed Business Combination during the first half of 2027 or at all, the anticipated benefits of the proposed Business Combination to Medicus and its shareholders, the development of SkinJect® and the potential benefits thereof for those suffering with Gorlin Syndrome, the planned initiation, timing, design, conduct and results of the SKNJCT-005 registrational study in patients with Gorlin Syndrome, the Company's decision to develop SkinJect® exclusively for patients with Gorlin Syndrome, the development of Teverelix® and expectations concerning, and future outcomes relating to, the development, advancement and commercialization of Teverelix® for AURr, cardiovascular high-risk advanced prostate cancer, and women's health indications like endometriosis, the Company's strategy to advance select programs through Phase 2 proof-of-concept and key clinical and regulatory inflection points, the Company's capital-efficient portfolio strategy and the anticipated benefits thereof, the Company's co-development with Pfizer with respect to CD228V and the anticipated benefits thereof, the Company's ability to identify, negotiate and complete partnerships, licensing, co-development or other strategic transactions and the timing, terms and anticipated benefits thereof, the Company's plans and expectations relating to the development, manufacture and commercialization of CD228V across human therapeutic indications, including melanoma, squamous non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC) and esophageal cancer, and the potential market opportunities related to CD228V, SkinJect® and Teverelix® and the Company's other therapeutic assets.

Forward-looking statements are often, but not always, identified by the use of such terms as "propose," "may", "on track", "aim", "might", "will", "will likely result", "could," "designed," "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target", "goal", "strive", "prioritize", "pursue", "intended", "potential" or the negative and/or inverse of such terms or other similar expressions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's annual report on form 10-K for the year ended December 31, 2025, and in the Company's other public filings on EDGAR and SEDAR+, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this Current Report on Form 8-K are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report on Form 8-K does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01	EXHIBITS

Exhibit No.	Description
99.1	Press Release dated November 4, 2026
99.2	Press Release dated November 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MEDICUS PHARMA LTD.

By:	/s/ Raza Bokhari
Name: Dr. Raza Bokhari
Title: Executive Chairman and Chief Executive Officer

Dated: November 4, 2026

Exhibit 99.1

Medicus Pharma Announces Proposed SkinJect® Business Combination and Concurrent Financing

The proposed transaction would value SkinJect® at ~$135 million and include financing at closing to support the SKNJCT-005 NDA-enabling study in Gorlin Syndrome patients

Philadelphia, PA - November 4, 2026 - Medicus Pharma Ltd. (NASDAQ: MDCX) ("Medicus" or the "Company"), a precision guided, biotech/life sciences company focused on advancing novel and potentially disruptive therapeutic assets, today announced that, its wholly-owned subsidiary, Skinject, Inc. ("SkinJect"), has entered into a non-binding letter of intent ("LOI") with an undisclosed special purpose acquisition company ("SPAC") for a proposed business combination involving SkinJect ("Business Combination"). The LOI contemplates a $135 million pre-money enterprise valuation for SkinJect and concurrent equity financing to support the SKNJCT-005 study in Gorlin syndrome and preparation and submission of a potential New Drug Application ("NDA").

The proposed transaction is intended to establish a separately listed company dedicated to SkinJect, with Medicus seeking to retain majority economic and voting ownership. This structure would provide a dedicated financing platform for SkinJect's rare-disease dermatology program while preserving Medicus shareholders' participation in its potential future value.

"We believe this proposed transaction will represent a meaningful step toward executing our strategic mandate to unlock the value of this important clinical-stage asset for our shareholders," said Dr. Raza Bokhari, Medicus Exec. Chairman and CEO. "The proposed transaction, in addition to establishing an independent public-market platform and access for Skinject, will also allow Medicus to participate in its future growth".

Proposed Transaction and Financing

Under the proposed terms, the SPAC would acquire 100% of SkinJect in exchange for newly issued common shares of the combined company. Final ownership would depend on the agreed capitalization, including retained SPAC cash, public and sponsor shares, warrants and other potentially dilutive securities, to be negotiated in the definitive agreement.

Non-binding Status and Closing Conditions

The LOI outlines proposed transaction terms, including the contemplated valuation, financing, ownership and closing conditions. Except for certain limited procedural provisions, the proposed transaction terms are non-binding. Completion of the proposed transaction would be subject to satisfactory due diligence, negotiation and execution of definitive agreements, completion of the financing, satisfaction of the minimum-cash condition, required board and shareholder approvals, applicable SEC filings and registration requirements, stock exchange listing approval and other agreed closing conditions. There can be no assurance that definitive agreements will be signed, that the financing will be secured or that the transaction will be completed. The Company currently anticipates completing the proposed business combination during the first half of 2027; however, there can be no assurance that the transaction will close within this anticipated timeframe or at all.

SkinJect® Development in Gorlin Syndrome

SkinJect® is an investigational dissolvable microneedle-array patch designed to deliver doxorubicin directly into basal cell carcinoma lesions. Medicus has focused future internally sponsored SkinJect clinical development on Gorlin syndrome, a rare genetic condition associated with multiple, recurrent basal cell carcinomas. The FDA has issued a "Study May Proceed" letter authorizing initiation of SKNJCT-005, the Company's planned NDA-enabling registrational Phase 2b study. SkinJect remains investigational, and any NDA submission or approval would depend on clinical results and applicable regulatory requirements.

For further information contact:

Carolyn Bonner, President and Chief Financial Officer

(610) 636-0184

cbonner@medicuspharma.com

Anna Baran-Djokovic, SVP Investor Relations

(305) 615-9162

adjokovic@medicuspharma.com

About Medicus Pharma Ltd.

Medicus Pharma Ltd. (Nasdaq: MDCX) is a precision-guided biotech/life sciences company focused on advancing the clinical development programs of novel and potentially disruptive therapeutic assets. The Company is actively engaged in multiple countries across three continents.

The Company's current therapeutic assets are:

CD228V ADC, an investigational antibody-drug conjugate molecule utilizing Pfizer's established vedotin linker-payload platform, directed against melanotransferrin (CD228), a cell-surface protein expressed across multiple solid tumor types, such as melanoma, squamous non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and esophageal cancer.

SkinJect®, an investigational novel localized immuno-oncology precision product focused on basal cell carcinoma (BCC) lesions in Gorlin Syndrome patients, a rare autosomal dominant disease also called nevoid BCC syndrome.

Teverelix®, an investigational next-generation GnRH antagonist, is being developed as a first-in-market product for cardiovascular high-risk advanced prostate cancer patients, patients with acute urinary retention relapse (AURr) episodes due to enlarged prostate and symptomatic endometriosis.

Medicus' strategy is to advance select programs through Phase 2 proof-of-concept and key clinical and regulatory inflection points that substantially reduce development risk and increase their attractiveness to potential pharmaceutical partners. By generating decision-grade clinical, regulatory and operational datasets, the Company seeks to create opportunities for strategic collaborations, regional licensing transactions and broader commercialization partnerships with established pharmaceutical companies. As data matures across its programs, Medicus intends to continue building differentiated development packages designed to maximize asset value while maintaining capital efficiency and development focus.

Important Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to a potential Business Combination described herein. If the parties enter into definitive documentation regarding the Business Combination, it is anticipated that SPAC and/or Medicus will file relevant materials with the Securities and Exchange Commission (the "SEC"), including, as may be applicable, a registration statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing any Medicus definitive proxy statement with the SEC, Medicus will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at any applicable special shareholder meeting relating to the Business Combination. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT SPAC OR MEDICUS FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, MEDICUS, SKINJECT AND THE BUSINESS COMBINATION. Any definitive proxy statement, preliminary proxy statement and other relevant materials in connection with the transaction (if and when they become available), and any other documents filed by SPAC or Medicus with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov).

Participants in the Solicitation

Medicus, SkinJect and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Medicus' shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Medicus and SkinJect will be included in any proxy statement for the Business Combination and be available at www.sec.gov. Information about Medicus' directors and executive officers and their ownership of Medicus' common shares is set forth in Medicus' proxy statement for its 2026 annual general and special meeting of shareholders, filed with the SEC (File No. 001-42408) on May 4, 2026. Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge at the SEC's website (www.sec.gov).

The SPAC and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Medicus in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in any proxy statement for the proposed Business Combination when it becomes available.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Notice on Forward-Looking Statements

Certain information in this news release constitutes "forward-looking statements" or "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws (collectively, "forward-looking statements"). "Forward-looking statements" are defined as disclosure regarding the anticipated terms, structure and timing of the Business Combination, the contemplated valuation of SkinJect®, the proposed concurrent equity financing, including the amount, terms and anticipated use of proceeds thereof, the ability of the parties to complete due diligence and to negotiate and execute definitive agreements, the anticipated capitalization and ownership of the combined company, including Medicus' intention to retain majority economic and voting ownership of the combined company, the satisfaction of the minimum-cash condition and other closing conditions, including receipt of required board and shareholder approvals, completion of applicable SEC filings and registration requirements and stock exchange listing approval, the anticipated filing with the SEC of a registration statement on Form S-4 and a proxy statement/prospectus, the anticipated completion of the proposed Business Combination during the first half of 2027 or at all, the anticipated benefits of the proposed Business Combination to Medicus and its shareholders, the development of SkinJect® and the potential benefits thereof for those suffering with Gorlin Syndrome, the planned initiation, timing, design, conduct and results of the SKNJCT-005 registrational study in patients with Gorlin Syndrome, the Company's decision to develop SkinJect® exclusively for patients with Gorlin Syndrome, the development of Teverelix® and expectations concerning, and future outcomes relating to, the development, advancement and commercialization of Teverelix® for AURr, cardiovascular high-risk advanced prostate cancer, and women's health indications like endometriosis, the Company's strategy to advance select programs through Phase 2 proof-of-concept and key clinical and regulatory inflection points, the Company's capital-efficient portfolio strategy and the anticipated benefits thereof, the Company's co-development with Pfizer with respect to CD228V and the anticipated benefits thereof, the Company's ability to identify, negotiate and complete partnerships, licensing, co-development or other strategic transactions and the timing, terms and anticipated benefits thereof, the Company's plans and expectations relating to the development, manufacture and commercialization of CD228V across human therapeutic indications, including melanoma, squamous non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC) and esophageal cancer, and the potential market opportunities related to CD228V, SkinJect® and Teverelix® and the Company's other therapeutic assets.

Forward-looking statements are often, but not always, identified by the use of such terms as "propose," "may", "on track", "aim", "might", "will", "will likely result", "could," "designed," "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target", "goal", "strive", "prioritize", "pursue", "intended", "potential" or the negative and/or inverse of such terms or other similar expressions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's annual report on form 10-K for the year ended December 31, 2025, and in the Company's other public filings on EDGAR and SEDAR+, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

#  #  #

Exhibit 99.2

Medicus Pharma to Host Third Quarter 2026 Financial Performance and Business Update Call on November 9, 2026

Company highlights to include strategy for entering CD228V Co-development and Licensing Agreement and Proposed SkinJect® Business Combination and Concurrent Financing LOI

Philadelphia, PA - November 4, 2026 - Medicus Pharma Ltd. (NASDAQ: MDCX) ("Medicus" or the "Company"), a precision guided, biotech/life sciences company focused on advancing the clinical development programs of novel and potentially disruptive therapeutic assets, today announced that it will host a financial performance and business update conference call on Monday, November 9, 2026, at 11:30 a.m. Eastern Time, following the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2026.

During the call, amongst other things, management will discuss the strategy relating to the Company's decision to enter the CD228V Co-development and licensing agreement with Pfizer, Inc. ("Pfizer") and proposed SkinJect® business combination ("Business Combination") with an undisclosed special purpose acquisition company ("SPAC") and concurrent financing non-binding Letter of Intent ("LOI").

Conference call details:

● Date: Monday, November 9, 2026

● Time: 11:30 a.m. ET

● Dial-in (U.S./Canada, toll-free): 1-833-890-6070

● Dial-in (international): 1-412-504-9736

● Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=uSGLPByg

Participants will include:

  Raza Bokhari, MD - Exec. Chairman and Chief Executive Officer
  Carolyn Bonner---President and Chief Financial Officer
  Faisal Mehmud, MD---Chief Medical Officer

Topics will include:

  Financial performance of the Company and overview of the business outlook
  Rationale for entering into the CD228V Co-development and Licensing agreement with Pfizer
  Proposed SkinJect Business Combination and Concurrent Financing LOI
  Development and partnership outlook for the Teverelix Program

Participants may pre-register at any time, including up to and after the call start time. Those unable to pre-register can participate by dialing 1-833-890-6070 (U.S./Canada) or 1-412-504-9736 (international). A webcast of the call can be accessed here.

For further information contact:

Carolyn Bonner, President and Chief Financial Officer

(610) 636-0184

cbonner@medicuspharma.com

Anna Baran-Djokovic, SVP Investor Relations

(305) 615-9162

adjokovic@medicuspharma.com

About Medicus Pharma Ltd

Medicus Pharma Ltd. (Nasdaq: MDCX) is a precision-guided biotech/life sciences company focused on advancing the clinical development programs of novel and potentially disruptive therapeutic assets. The Company is actively engaged in multiple countries across three continents.

The Company's current therapeutic assets are:

CD228V ADC, an investigational antibody-drug conjugate molecule utilizing Pfizer's established vedotin linker-payload platform, directed against melanotransferrin (CD228), a cell-surface protein expressed across multiple solid tumor types, such as melanoma, squamous non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and esophageal cancer.

SkinJect®, an investigational novel localized immuno-oncology precision product focused on basal cell carcinoma (BCC) lesions in Gorlin Syndrome patients, a rare autosomal dominant disease also called nevoid BCC syndrome.

Teverelix®, an investigational next-generation GnRH antagonist, is being developed as a first-in-market product for cardiovascular high-risk advanced prostate cancer patients, patients with acute urinary retention relapse (AURr) episodes due to enlarged prostate and symptomatic endometriosis.

Medicus' strategy is to advance select programs through Phase 2 proof-of-concept and key clinical and regulatory inflection points that substantially reduce development risk and increase their attractiveness to potential pharmaceutical partners. By generating decision-grade clinical, regulatory and operational datasets, the Company seeks to create opportunities for strategic collaborations, regional licensing transactions and broader commercialization partnerships with established pharmaceutical companies. As data matures across its programs, Medicus intends to continue building differentiated development packages designed to maximize asset value while maintaining capital efficiency and development focus.

Important Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to a potential Business Combination described herein. If the parties enter into definitive documentation regarding the Business Combination, it is anticipated that SPAC and/or Medicus will file relevant materials with the Securities and Exchange Commission (the "SEC"), including, as may be applicable, a registration statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing any Medicus definitive proxy statement with the SEC, Medicus will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at any applicable special shareholder meeting relating to the Business Combination. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT SPAC OR MEDICUS FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, MEDICUS, SKINJECT AND THE BUSINESS COMBINATION. Any definitive proxy statement, preliminary proxy statement and other relevant materials in connection with the transaction (if and when they become available), and any other documents filed by SPAC or Medicus with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov).

Participants in the Solicitation

Medicus, SkinJect and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Medicus' shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Medicus and SkinJect will be included in any proxy statement for the Business Combination and be available at www.sec.gov. Information about Medicus' directors and executive officers and their ownership of Medicus' common shares is set forth in Medicus' proxy statement for its 2026 annual general and special meeting of shareholders, filed with the SEC (File No. 001-42408) on May 4, 2026. Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge at the SEC's website (www.sec.gov).

The SPAC and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Medicus in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in any proxy statement for the proposed Business Combination when it becomes available.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Notice on Forward-Looking Statements

Certain information in this news release constitutes "forward-looking statements" or "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws (collectively, "forward-looking statements"). "Forward-looking statements" are defined as disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and includes, without limitation, statements regarding the anticipated timing of the filing of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026 and of the Company's financial performance and business outlook, the proposed Business Combination contemplated by the non-binding LOI, including the anticipated terms, structure and timing thereof, the proposed concurrent equity financing, including the amount, terms and anticipated use of proceeds thereof, the ability of the parties to complete due diligence and to negotiate and execute definitive agreements, the development of SkinJect® and the potential benefits thereof for those suffering with Gorlin Syndrome, the planned initiation, timing, design, conduct and results of the SKNJCT-005 registrational study in patients with Gorlin Syndrome, the Company's decision to develop SkinJect® exclusively for patients with Gorlin Syndrome, the timing and outcome of the FDA's review of the Company's Orphan Drug Designation and Rare Pediatric Disease Designation applications for SkinJect®, the development of Teverelix® and expectations concerning, and future outcomes relating to, the development, advancement and commercialization of Teverelix® for AURr, cardiovascular high-risk advanced prostate cancer ("APC"), women's health indications like endometriosis, the FDA's feedback regarding the Company's Phase 2b/3 registration-intent protocol for Teverelix® in APC, the proposed design of the Phase 2b/3 registration-intent program, the potential to reduce the overall planned APC clinical development program from approximately 1,500 patients to approximately 600 patients, the establishment of a defined, capital-efficient and partner-ready registrational pathway for Teverelix® without Medicus independently funding an additional APC clinical development study, Medicus' intent and ability to out-license or otherwise strategically partner the Teverelix® APC program, the anticipated completion of GMP-grade manufacturing, quality-release and other clinical study readiness steps, whether the proposed cardiovascular-focused registrational strategy, including the 12-month non-calcified coronary plaque endpoint assessed using non-invasive coronary CCTA and the evaluation of Teverelix® effects on APC patients at increased cardiovascular risk, could support registration, the Company's capital-efficient portfolio strategy and the anticipated benefits thereof, the Company's view that SkinJect® and Teverelix® are partner-ready programs, the Company's co-development and licensing agreement with Pfizer with respect to CD228V, the Company's strategy relating thereto and the anticipated benefits thereof, including whether Pfizer elects to fund any development activities for CD228V and whether the parties enter into a definitive agreement in respect thereof, the Company's ability to identify, negotiate and complete partnerships, licensing, co-development or other strategic transactions and the timing, terms and anticipated benefits thereof, the Company's plans and expectations relating to the development, manufacture and commercialization of CD228V across human therapeutic indications, including the Company's intention to focus initial development on melanoma with potential subsequent development in squamous non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC) and esophageal cancer, the Company's plans to prioritize clinical proof-of-concept for CD228V in melanoma, including relapsed, refractory or immunotherapy-resistant disease, the potential for biomarker research to guide development, the potential for evidence generated in melanoma to support evaluation of CD228V in additional CD228-expressing solid tumors, the timing, design, conduct and results of any future clinical study of CD228V, , and the potential market opportunities related to CD228V, SkinJect® and Teverelix® and the Company's other therapeutic assets. Forward-looking statements are often, but not always, identified by the use of such terms as "may", "on track", "aim", "might", "will", "will likely result", "could," "designed," "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target", "goal", "strive", "prioritize", "pursue", "intended", "potential" or the negative and/or inverse of such terms or other similar expressions. These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's annual report on form 10-K for the year ended December 31, 2025, as amended, and its quarterly report on Form 10-Q for the quarter ended September 30, 2026, once filed, and in the Company's other public filings on EDGAR and SEDAR+, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

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